PROTEIN SCIENCES CORPORATION
AND
VIREXX MEDICAL CORP.
COLLABORATIVE DEVELOPMENT AGREEMENT

THIS AGREEMENT is made by and between PROTEIN SCIENCES CORPORATION, 1000 Research Parkway, Meriden, CT 06450-7159 (“PSC”) and VIREXX MEDICAL CORP. 8223 Roper Road, Edmonton, Alberta, Canada T6E 6S4 (“VIREXX”) and is effective as of April 20, 2005 (“Effective Date”).

Recitals

A. PSC is a biotechnology company that develops vaccines, diagnostic and therapeutic products and provides its GeneXpress® services to obtain and produce human and animal proteins and to develop manufacturing processes.

B. VIREXX is a biotechnology company that develops immunotherapies and has developed the Chimigen™ Technology.

C. PSC and VIREXX desire to collaborate in the development of a scalable purification and manufacturing process and the pilot production of CS12 for VIREXX, all upon the terms and conditions as set forth below.

NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, the parties do agree as follows:

1. Definitions

In this Agreement, capitalized terms used herein shall have the meanings set forth below:

“Affiliate” means any Person (defined below) that, directly or indirectly, controls, is controlled by or under common control with a Party. For the purposes of this definition of Affiliate, the term “control” (including with correlative meaning, the terms “controlling”, “controlled by”, and “under common control with”) as used with respect to any Person, shall mean (i) ownership directly or indirectly of fifty percent (50%) or more of the voting stock of the controlled entity (or, for nonstock organizations, the right to receive over fifty percent (50%) of the profits of the controlled entity by contract or otherwise), or (ii) possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, or otherwise.

“Agreement” means this agreement and Exhibits attached, together with any amendments to or replacements of this agreement;

“Baculovirus Expression Vector System” means a viral expression of foreign protein in insect cells;

“Cell Line Patent” means the Patent Rights pertaining to PSC’s United States Patent, Patent No. 6,103,526, dated August 15, 2000, and foreign counterparts that is a novel insect cell line;

“cGMP” means current Good Manufacturing Practice;

“Chimigen™ Technology” means a recombinant protein with an antigen linked to a fragment of an immunoglobulin molecule containing the Fc region;

“Chimigen™” means the trademark applications filed in Canada under application no. 1,131,321 and in the United States under application no. 78,122,659;

“CMC” means Chemistry and Manufacturing Controls;

“Confidentiality Agreement” means the Confidentiality Agreement entered into between PSC and VIREXX and dated May 20, 2004;

“Commercialize” means to create, discover, develop, promote, manufacture, make and have made, distribute, sell, import and/or market products;

“CS12” means a recombinant fusion protein comprised of the S1 and S2 surface antigen from hepatitis “B”;

“CTA” means Clinical Trials Application;

“Deliverables” means those deliverables that PSC shall provide to VIREXX as described in Exhibit “A”;

“EMEA” means European Agency for the Evaluation of Medicinal Products;

“expresSF+® Cell Line” means the insect cell line described in the Cell Line Patent;

“FDA” means U.S. Food and Drug Administration;

“Gene Xpress®” means the five (5) trademark registrations in the United States being nos. 2892158, 2516482, 2511789, 2377113 and 2377112 and the trademark application filed in the United States under application no. 75483780;

“Improvements” means any future improvements, innovations, inventions, modifications, designs, plans, drawings, specifications, techniques, processes, data and technical information, whether patented or unpatented, made or acquired by a Party during the term of this Agreement and relevant to the PSC Property or the VIREXX Property, as the case may be;

“Material” means biological material or compound provided by VIREXX to PSC or created by PSC for VIREXX pursuant to the Project, including, without limitation, the progeny, modification or unmodified derivative thereof;

“Material Transfer Agreement” means the Material Transfer Agreement entered into between PSC and VIREXX and dated August 10, 2004;

“Methods and Technical Know-How” means all information, processes, knowledge and experience of a technical and commercial nature, including trade secrets, relating to techniques for the use of, the composition of, methods of or practices in the use of, or the manufacture of goods or the provision of services utilizing the PSC Property or the VIREXX Property, as the case may be;

“Net Sales Revenue” means, for any particular period, the aggregate of the gross amounts received from either the sale or other dispositions of the Product by VIREXX or its sub-licensees in the Territory less the sum of the following:

a.	commissions payable by VIREXX related to either the sales of Product or the granting of sub-licenses which in either case generated such proceeds;

b.
trade, quantity and cash discounts actually allowed and returns, credits, allowances or rebates actually granted in the period which are related to either such proceeds or similar proceeds in prior periods;

c.	cost of warranty services in the period which are related to either such proceeds or similar proceeds in prior periods;

d.	transportation and transportation insurance charges payable in connection with the sales resulting in such proceeds; and

e.	all government taxes, customs duties or like levies forming part of or charged in relation to such proceeds excluding taxes, on or measured by, income;

and further provided that the purposes of determining Net Sales Revenue:

i.	transactions between VIREXX and persons related to VIREXX will be deemed to take place at fair market value;

ii.
proceeds generated in dollars other than Canadian dollars will be converted to the equivalent in Canadian dollars on the date received by VIREXX or Sub-licensee at the rate of exchange published by Royal Bank of Canada at such date;

iii.	amounts will not be included in Net Sales Revenue more than once; and

iv.
where any consideration received by VIREXX or a Sub-licensee which should form part of Net Sales Revenue is not in the form of cash, it will be converted to its reasonable cash equivalent for the purposes of calculating Net Sales Revenue; and

v.	no amounts will be included for Product that is provided to third parties for testing or demonstration purposes and without charge;

“Party” and “Parties” means either or both of VIREXX and PSC, as the context may require;

“Patent Rights” means the patents issued or pending which includes all reissues, renewals, extensions, divisions, continuations and continuations-in-part related thereto, wherever filed or obtained, covering the Chimigen Technology or the Product, in the case of VIREXX, and the Baculovirus Expression Vector System and the expresSF+ ® Cell Line and Signal Sequence, in the case of PSC;

“Person” means an individual, corporation, partnership, firm, association, joint venture, estate, trust, governmental or administrative body or agency, or any other entity;

“Product” means VIREXX’s hepatitis “B” vaccine and any combination pharmaceutical product for which VIREXX’s hepatitis “B” vaccine is a material part;

“Project” shall have the meaning given to such term in Section 2 of this Agreement;

“Project Records” means the complete and accurate records of the work arising pursuant to the Project kept and maintained in a manner consistent with the relevant parties established practices for its own internal projects and with GLP or cGMP standards;

“Proprietary Information” means any information, including know-how, show-how, confidential and other trade secret information, developed or owned by VIREXX in respect of the VIREXX Property and owned by PSC in respect of the PSC Property that in any way relates to the design, manufacture, operation or use of the Products and not generally known to others in the industry or readily ascertainable by proper means which gives the Products an advantage over other competitors. Proprietary Information shall not include information which:

a.	at the time of its disclosure is already part of the public knowledge;

b.	after disclosure hereunder, becomes part of the public knowledge by publication or otherwise through no fault of the person to whom it has been disclosed hereunder;

c.	prior to the time of disclosure hereunder, was received from a third party who had a lawful right to disclose it and who did not require the receiving part to hold it in confidence; or

d.	after the time of disclosure hereunder was received in writing from a party who had a lawful right to disclose it and who did not require the receiving party to hold it in confidence.

“PSC Confidential Information” means all Methods and Technical Know-How or Proprietary Information relating to the PSC Property and shall include all Improvements made to PSC’s existing proprietary technology that may occur during the Project;

“PSC Invention” shall have the meaning given to such term in Section 7(f) of this Agreement;

“PSC Patents” shall mean all Patent Rights pertaining to those patents issued or pending which are described in Exhibit “B”;

“PSC Property” means the Baculovirus Expression Vector System and the expresSF+® Cell Line, the Signal Sequence, the PSC Invention, the Cell Line Patent, the PSC Patents, the PSC Confidential Information, the GeneXpress trademarks, and any Improvements, Methods and Technical Know-How or Proprietary Information in respect of any of the foregoing;

“Results” means any material information, data or results relevant to the Project or arising from PSC’s use of the Material;

“Signal Sequence” means the gene sequence and polypeptide comprising a baculovirus signal peptide as described in U.S. Patent number 6,245,532;

“Sub-licensee” means all persons to whom VIREXX has issued a right to use all or a part of the VIREXX Property or to develop, manufacture, market, distribute or sell Products utilizing the VIREXX Property in part of or all of the Territory;

“Technology” means all property forming part of, or existing or arising as a result of, the Patent Rights, the Methods and Technical Know-how, the Proprietary Information, the Specifications and any Improvements;

“Territory” means all of the world;

”VIREXX Confidential Information” means all Methods and Technological Know-How or Proprietary Information relating to the VIREXX Property and shall include all results of Research, including underlying data and conclusions, and all confidential information disclosed by VIREXX to PCS;

“VIREXX Invention” shall have the meaning given to such term in Section 7(e) of this Agreement;

“VIREXX Patents” means all Patent Rights pertaining to those existing patents issued or pending which are described in Exhibit “C”;

“VIREXX Property” means the Product, Chimigen™ Technology, Chimigen™, the Material, CS12, the Deliverables, Project Records (but excludes any records that directly relate to PSC Inventions), Results (but excludes any material information, data or results that directly relate to PSC Inventions), VIREXX Invention, the VIREXX Patents, the VIREXX Confidential Information, and any Improvements, Methods and Technical Know-How or Proprietary Information in respect of any of the foregoing and any other data or intellectual property arising from the Project or generated by either party for the Project.

2. Scope of the Project

On the Effective Date, VIREXX and PSC will perform the work aimed at process development and production of the Product as more fully described in Exhibit A hereto (the “Project”). The parties shall both use commercially reasonable efforts to complete their respective portions of the Project in accordance with the timeline in Exhibit A.

3. Confidentiality

PSC shall have the right to use the Material supplied by VIREXX and related information, for the sole purpose of conducting the Research (as that term is defined in the Material Transfer Agreement). All other uses, including, without limitation, use for commercial purposes, are prohibited. “Commercial purposes” as used herein shall include use for screening, production, sale or license, and also the use or transfer of products, processes, cells or other biological material or information derived from or identified through the use of the Material. No Material will be administered to humans or to animals intended for food use.

Title to the Material and all right title and interest in and ownership of any intellectual property rights in the Material shall always be and remain with VIREXX. The Material represents a significant investment on the part of VIREXX and is considered proprietary to VIREXX. PSC therefore agrees to retain control over the Material and further agrees that the Material will only be used in PSC’s laboratories under suitable conditions and not to transfer or make available the Material to others without advance written approval of VIREXX. THE MATERIAL WILL BE SUPPLIED IN MUTUALLY AGREED UPON QUANTITIES AND AS REASONABLY AVAILABLE WITHOUT ANY WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

All VIREXX Confidential Information will be treated by PSC as confidential and proprietary information of VIREXX during the period within which the Research occurs and for five years after termination of this Agreement. PSC will not use or disclose the VIREXX Confidential Information to any third party without the prior written consent of VIREXX. PSC shall advise its employees assigned to the Research to safeguard the confidentiality of the VIREXX Confidential Information and shall ensure that such employees are aware of PSC’s obligations in respect of the VIREXX Confidential Information that arise pursuant to this Agreement. Except to the extent expressly modified herein, the parties hereby acknowledge and confirm that they continue to be bound by the provisions of the Confidentiality Agreement. The VIREXX Confidential Information is “Confidential Information” as that defined term is used in the Confidentiality Agreement and PSC shall be considered the “Receiving Party” in respect of the VIREXX Confidential Information.

All PSC Confidential Information shall be treated by VIREXX as confidential and proprietary information of PSC during the period within which the Research occurs and for five years after termination of this Agreement. VIREXX will not use or disclose the PSC Confidential Information to any third party without the prior written consent of PSC. VIREXX shall advise its employees assigned to the Research to safeguard the confidentiality of the PSC Confidential Information and shall ensure that such employees are aware of VIREXX’s obligations in respect of the PSC Confidential Information that arise pursuant to this Agreement. Except to the extent expressly modified herein, the parties hereby acknowledge and confirm that they continue to be bound by the provisions of the Confidentiality Agreement. The PSC Confidential Information is “Confidential Information” as that defined term is used in the Confidentiality Agreement and VIREXX shall be considered the “Receiving Party” in respect of the PSC Confidential Information.

PSC agrees to provide VIREXX a copy of all publication, presentation and other oral and written disclosures proposed to be made by PSC that may describe the Material or Research at least 45 days in advance of submission for publication or presentation to a journal or editor or other disclosure. PSC shall not make any such disclosures without the prior written consent of VIREXX, such consent not to be unreasonably withheld. Notwithstanding the foregoing, PSC shall always be able to make such disclosures without VIREXX’s consent if such disclosures do not describe the VIREXX Property. VIREXX shall have the right after receipt of such copy to protect any patentable subject matter related to the Material or Research other than the PSC Confidential Information. In all oral presentations or written publications concerning the Research, PSC will acknowledge VIREXX’s contribution, unless requested otherwise.

VIREXX agrees to provide PSC a copy of all publication, presentation and other oral and written disclosures proposed to be made by VIREXX that may describe the Research at least 45 days in advance of submission for publication or presentation to a journal or editor or other disclosure. VIREXX shall not make any such disclosures without the prior written consent of PSC, such consent not to be unreasonably withheld. Notwithstanding the foregoing, VIREXX shall always be able to make such disclosures without PSC’s consent if such disclosures do not describe the PSC Property. PSC shall have the right after receipt of such copy to protect any patentable subject matter related to the PSC Confidential Information. In all oral presentations or written publications concerning the Research, VIREXX will acknowledge PSC’s contribution, unless requested otherwise.

The term “Confidential Information” shall also include the Material, any non-public information provided to the either party concerning the Material, and any Results or Project Records derived by either party in connection with the Project. Without limiting the foregoing, PSC shall not disclose any Results or Project Records, in whole or in part, from the Project through any abstract, presentation, publication, press release, or any other means, electronic or otherwise, without VIREXX’s prior written approval. Subject to the prior written approval of the other party either party may disclose the existence of this Agreement but not its material financial or business terms (except to its own legal counsel or accountants or unless otherwise required to comply with applicable law). PSC acknowledges that it understands that VIREXX is a “reporting issuer” (as that term is defined by Canadian Securities laws) and as such is required by applicable Canadian Securities laws to forthwith publicly disclose all “material changes” in respect of its business and affairs.

Either Party in such form and detail as is consented to in writing by the other party may disclose the existence of this Agreement.

4.    Transfer of Biological Materials

a.	VIREXX shall transfer to PSC and PSC shall receive from VIREXX a sample of the Material as described in Exhibit A. The Material shall remain the property of VIREXX.

b.
Unless otherwise approved in writing by VIREXX, PSC shall: (i) use the Material solely for the purpose of performing the Project (and for no other purpose) at PSC’s own facilities; (ii) not supply the Material to any third party; (iii) not use the Material in humans or in animals; (iv) not modify the Material (whether chemically, biologically or otherwise); nor (v) use the Material (or use, disclose or license the results acquired through the use of the Material) to support the Commercialization of any commercial product containing the Material other than the Product.

c.
PSC shall comply with all applicable federal, state and local laws, rules and regulations regarding the Material and its handling, storage, delivery and disposal. PSC shall promptly disclose to VIREXX the nature and extent of any violation of such laws, rules or regulations and any corrective or curative action taken in response thereto.

d.
PSC UNDERSTANDS THAT THE MATERIAL SUPPLIED HEREUNDER BY VIREXX IS SUPPLIED “AS IS,” THAT THE MATERIAL IS EXPERIMENTAL IN NATURE AND IS SUPPLIED WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR FREEDOM FROM INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED.

f.	Upon expiration or termination of this Agreement, all unused supplies of the Material shall be properly disposed of or returned to VIREXX, at VIREXX’s election and at VIREXX’S expense.

5.    Payments

VIREXX shall make payments to PSC upon completion of specific milestones as detailed in Exhibit “A”.

To avoid any doubt, the Costs listed in Exhibit “A” includes all reasonable Product manufacturing information needed to support an IND submission to FDA. In the event PSC is requested to provide support for filing with other regulatory agencies such as HEALTH CANADA or EMEA and the cost of such submission(s) requires additional information, PSC will be compensated at commercially available rates (consistent and competitive with applicable industry standards). The Costs do not include Product-specific items such as immunological reagents, test kits,., outsourced external testing of the Product and the like, for which PSC shall invoice VIREXX at cost on a monthly basis. VIREXX shall promptly reimburse PSC for such items within thirty (30) days’ receipt of such invoices.

6.    Deliverables, Records and Results

a.
PSC shall conduct the Project and provide VIREXX with the Deliverables. Without limitation and for the sake of clarity, the Deliverables shall include any cell or virus stocks produced by PSC for the Project. It is understood that the use of any cell or virus stocks is subject to licensing terms as described under Section 7.

b.
PSC shall keep Project Records. Without limitation and for the sake of clarity, the Project Records shall include a detailed description of the viruses and cell lines used in the Project and their respective growth conditions as would be suitable for scientific publication. Upon completion of the Project, or sooner at VIREXX’s request, at no extra charge, PSC shall provide VIREXX with a complete and accurate copy of the Project Records, accompanied by a letter or other document certifying that all such Project Records have been provided.

c.
PSC shall regularly and fully disclose to VIREXX (but not less frequently than once per month during the term of this Agreement) the Results, which disclosure shall include, without limitation, copies of relevant data, summaries and reports. Without limitation, the Results shall include the complete and accurate description of the Product’s final purification procedure and all the experimental descriptions and data generated during such procedure’s development for the Project, as specified in Exhibit A. Upon request by VIREXX and in any event within thirty (30) days after conclusion of the Project, PSC shall prepare a written summary report detailing the Results as part of the Project Records. VIREXX shall have the sole and exclusive right to use all such Results for any purpose, including without limitation, reference to or inclusion of such Results in any regulatory filings or patent applications; provided, however, that if either party proposes to publish any Results in any public journal, scientific meeting or similar venue, it shall first obtain the other party’s prior written approval, which approval (subject to the concurrence of regulatory or patent counsel) shall not be unreasonably withheld.

7.    Intellectual Property, Licenses, and Options

a.	PSC shall own all of the PSC Property. At its own expense, PSC shall prepare and file any patent applications considered necessary in its own legal and business judgment to protect any PSC Property. If requested and at PSC’s expense, VIREXX shall render any cooperation reasonably requested by PSC in such patent applications.

b.	PSC hereby grants VIREXX a worldwide, royalty free, fully paid-up license to use the PSC Property solely in connection with the Project (the “PSC License”). The PSC License shall be for the length of the Project.

c.	VIREXX shall own all of the VIREXX Property. At its own expense, VIREXX shall prepare and file any patent applications considered necessary in its own legal and business judgment to protect any VIREXX Property. If requested and at VIREXX’s expense, PSC shall render any cooperation reasonably requested by VIREXX in such patent applications.

d.	VIREXX hereby grants PSC a worldwide, royalty free, fully paid-up license to use the VIREXX Property solely in connection with the Project (the “VIREXX License”). The VIREXX License shall be for the length of the Project.

e.	Without limiting the foregoing and for the sake of clarity, within the VIREXX Property, VIREXX shall own any new invention or discovery made by either party or by both parties jointly arising out of or resulting from the Project that relates to VIREXX’s Product in the field of human or animal medicine (collectively, “VIREXX Invention”). If and to the extent that, by law or otherwise, PSC may have any right, title or interest in such a VIREXX Invention, for good and valuable consideration, PSC hereby assigns to VIREXX all such right, title, and interest in the VIREXX Invention.

f.	Without limiting the foregoing and for the sake of clarity, within the PSC Property, PSC shall own any new invention or discovery made by either party or by both parties jointly arising out of or resulting from the Project that relates to improvements of the PSC Property (collectively, “PSC Invention”). If and to the extent that, by law or otherwise, VIREXX may have any right, title or interest in such a PSC Invention, for good and valuable consideration, VIREXX hereby assigns to PSC all such right, title, and interest in the PSC Invention.

g.	This Agreement and the Project are solely limited to Phase I and Phase II of the Project.

At the conclusion of the Project, at VIREXX’s option in its sole discretion, VIREXX may elect to proceed with the manufacturing of the Product via two (2) potential methods: PSC may custom manufacture the Product for VIREXX; or VIREXX may retain a third party to custom manufacture the Product.

In any of the two (2) scenarios, PSC and VIREXX hereby covenant and agree with each other to do the following:

i.
If PSC is the supplier: PSC shall grant VIREXX a worldwide, non-exclusive royalty free, fully paid-up license to use the PSC Property that will be irrevocable for the period of time that PSC custom manufactures the Product for VIREXX (the “PSC Scenario 1 License”). VIREXX shall grant a worldwide, royalty free, fully paid-up license to use the VIREXX Property that will be irrevocable for the period of time that PSC custom manufactures the Product for VIREXX (the “VIREXX Scenario 1 License”). The VIREXX Scenario 1 License shall be exclusive to and limited to PSC’s only being able to use the VIREXX Property for the sole purpose of custom manufacturing the Product for VIREXX.

ii.
PSC and VIREXX shall, in good faith, negotiate the terms of a commercial manufacturing and supply agreement whereby PSC shall custom manufacture the Product for VIREXX and VIREXX shall pay PSC for the Product on a per-unit basis or on such other commercial terms as are mutually acceptable to the parties.

iii.
If VIREXX elects to use a third party supplier: PSC shall grant VIREXX a worldwide, perpetual, non-exclusive, transferable, sub-licensable license to Commercialize the PSC Property (the “PSC Scenario 2 Licence”). VIREXX, at is option, may assign the PSC Scenario 2 Licence provided that, the assignee or Sub-licensee agrees to be bound by the provisions of the PSC Scenario 2 License.

PSC shall assist VIREXX and its designated third party supplier (“Supplier”) to launch the cGMP manufacturing of the Product on a time-and-materials basis at PSC’s then current commercial rates (consistent and competitive with applicable industry standards) for such technical assistance, as reasonably requested by VIREXX or the Supplier, such costs not to exceed $500,000 (USD). PSC shall use its best commercial efforts to meet the scope and timing of such requested technical assistance. VIREXX shall pay PSC a Completion Fee for such technical assistance of $75,000 (USD) within thirty (30) days of completion of the transfer of the technical process, including all documentation that VIREXX may reasonably request.

Upon completion of the transfer of the technical process as specified above, VIREXX shall begin to pay PSC an annual maintenance fee of $50,000 (USD) if Product uses technology protected by the Patent Rights for Signal Sequence or for expresSF+® Cell Line or $75,000 if the Product uses technology protected by both such patents so long as the Patent Rights in respect of such patents continue to exist. VIREXX shall cease paying the aforementioned annual maintenance fee once any one of the following conditions exist:

i.	the Patent Rights in respect of Signal Sequence or expresSF+® Cell Line cease to exist; or

ii.	VIREXX discontinues use of the PSC Property in the Product; or

iii.	upon VIREXX’s first obtaining marketing approval for the Product from a regulatory agency.

VIREXX shall pay PSC, once marketing approval of the Product has been received, an annual royalty, in respect of the PSC Scenario 2 License, in an amount equal to one percent (1%) of Net Sales Revenue realized by VIREXX from Commercialization of the Product. In no such event shall this payment be lower than the annual maintenance fee being paid prior to marketing approval being received.
PSC and VIREXX shall, in good faith, negotiate the other terms of a license agreement that will provide for the granting of the PSC Scenario 2 License to VIREXX by PSC. Such license agreement will provide for such commercial terms as are customary for matters such as these and the parties agree that the annual royalty may be subject to further negotiations to address the following potential considerations:

A)
the Royalty Rate will be paid for a term equal to the greater of five years (5) from the date of first Commercialization of the Product in any jurisdiction and the date that the PSC Patents expire in the jurisdiction within which sale of the Product is occurring, such that the Royalty Rate shall only be paid for a term of five (5) years from the date of first Commercialization of the Product in any jurisdiction in respect of any Products being sold in jurisdictions where the PSC Patents have expired or do not exist; and

B)	the Royalty Rate shall no longer be payable by VIREXX to PSC if the Product does not utilize or incorporate any PSC Property.

iii.
Payment and Calculation of Royalty: If applicable, VIREXX shall pay the annual royalty specified above by the 30th day following the end of each calendar quarter following any year (or fraction thereof) in which VIREXX, its Supplier or its Sub-Licensee receives Net Sales Revenue in respect of the Product; provided that, the Product incorporates PSC Property.

h.
To ensure that VIREXX may have a reasonable opportunity to exercise its rights under Section 7.g. above, during the term of this Agreement and for a period of six (6) months thereafter, PSC shall not sell, assign, pledge, exclusively license, or otherwise transfer, directly or indirectly, any of the PSC Property used in the Project to any third party, without VIREXX’s prior written approval, that would prevent PSC from completing the deliverables to VIREXX as outlined in Exhibit A. The foregoing shall not preclude PSC from granting any non-exclusive license or other similar activity with respect to its normal business using the PSC Property.

8.	Term and Termination

This Agreement shall remain in effect for a period of two (2) years from the Effective Date, unless earlier terminated as set forth herein. Either party may terminate this Agreement for any material breach of this Agreement by the other party if such breach is not cured within sixty (60) days after written notice thereof from the non-breaching party. Unless so timely cured, such termination shall be effective upon expiration of such sixty- (60) day notice period. Upon expiration or termination of this Agreement, PSC shall promptly deliver any Confidential Information or Material to VIREXX and VIREXX shall promptly pay any sums due to PSC hereunder or due in respect of the PSC Scenario 1 License, or the PSC Scenario 2 License as the case may be.

Either Party may, at its option and in its sole discretion, terminate this Agreement on the happening of any one or more of the following events by forthwith delivering notice in writing to this effect to the other Party:

a. if there has been a voluntary institution of any proceeding by the other Party under any bankruptcy, insolvency, or moratorium law, or any assignment by the other Party of substantially all of its assets for the benefit of creditors; or placement of the other Party’s assets in the hands of a trustee or a receiver unless the receivership or trust is dissolved within thirty (30) days thereafter and provided that in the case of an involuntary bankruptcy proceeding, which is contested by the other Party, such termination shall not become effective until the bankruptcy court of jurisdiction has entered an order upholding the petition; or

b. if any execution, sequestration, or any other process of any court becomes enforceable against PSC or VIREXX or if any such process is levied on the rights granted under this Agreement or upon any of the monies due to PSC or VIREXX and the execution, sequestration or other process is not released or satisfied by PSC or VIREXX within ninety (90) days thereafter, or

c. if any resolution is passed or made for the winding up, liquidation or other termination of the existence of PSC or VIREXX; or

d. if PSC ceases to carry on its business.

9.       Survival

Notwithstanding the foregoing, obligations arising under this Agreement concerning confidentiality, the transfer of Materials and reports, Project payments, licensing of inventions, granting of options and good faith negotiations shall survive termination as applicable.

10.     Force Majeure

Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement (other than non-payment) when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including, but not limited to, fire, floods, embargoes, war, acts of war (whether declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party. When such circumstances arise, the Parties shall discuss what in good faith, if any, modification of the terms of this Agreement may be required in order to carry out the original objectives of the Agreement.

11.     Indemnities

a.
PSC shall indemnify, defend and hold harmless VIREXX, its directors, officers and employees from and against any loss, claim, damage, liability or expense (including reasonable Attorneys’ fees and arbitration and/or litigation costs) arising out of or in connection with any PSC act or omission relating to the Project, or PSC’s breach of this Agreement, or any employee or anyone claiming on behalf of or through PSC, except to the extent that such loss, claim, damage, liability or expense (including reasonable legal fees or costs on a solicitor and client full indemnity basis) is attributed to VIREXX’s negligence.

b.
VIREXX shall indemnify, defend and hold harmless PSC, its directors, officers and employees from and against any loss, claim, damage, liability or expense (including reasonable Attorneys’ fees and arbitration and/or litigation costs) arising out of or in connection with any VIREXX act or omission relating to the Project, or VIREXX’s breach of this Agreement, or any employee or anyone claiming on behalf of or through VIREXX, except to the extent that such loss, claim, damage, liability or expense (including reasonable legal fees or costs on a solicitor and client full indemnity basis) is attributed to PSC’s negligence.

12.      Choice of Law and Arbitration

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, as such laws are applied to contracts entered into and to be performed entirely within the State of New York by New York residents, and the parties hereby irrevocably attorn to the jurisdiction of the State and Federal courts situated in the United States’ federal Southern District of New York.

13.      Assignment

This Agreement may not be assigned to a third party by either party without the prior written consent of the other party, provided, however, notwithstanding the foregoing, VIREXX may assign this Agreement, in whole or in part, without such consent from PSC (a) to an Affiliate of VIREXX or (b) as part of (i) a sale or other transfer of VIREXX's entire business; (ii) a sale or other transfer of that part of VIREXX’s business to which this Agreement relates; or (iii) any merger or acquisition of VIREXX if, in any such case, VIREXX gives PSC thirty (30) days prior written notice of such event, including the new contact information of assignee, and such assignee has agreed in writing to PSC to be bound by all the terms and provisions of this Agreement, in which event VIREXX shall be released of liability hereunder. Upon such assignment of this Agreement by such assignee, the term "VIREXX" as used herein shall include such assignee.

14.      Notices

All notices and other communications provided for hereunder shall be in writing and shall be mailed by first-class, registered or certified mail, postage paid, or delivered personally, by overnight delivery service or by facsimile, computer mail or other electronic means, with confirmation of receipt, addressed as follows:

If to VIREXX:	VIREXX Medical Corp.
8223 Roper Road
Edmonton, Alberta, Canada
T6E 6S4
Attn.: Irwin Griffith
Fax No. 1-780-436-0068

If to PSC:	Protein Sciences Corporation
1000 Research Parkway
Meriden, CT 06450-7159
Attn.: Joseph A. Rininger
Fax No. 1-203-686-0268

Either party may by like notice specify or change an address to which notices and communications shall thereafter be sent. Notices sent by facsimile, computer mail or other electronic means shall be effective upon confirmation of receipt; notices sent by mail or overnight delivery service shall be effective upon receipt; and notices given personally shall be effective when delivered.

15.     Relationship of Parties

VIREXX and PSC are independent contractors, and neither is an agent, joint venture or partner of the other.

16.     Agreement; Amendments

This Agreement, together with any attached exhibits, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject hereof and supersedes any prior communications, proposals, drafts or other writings. Amendments or other changes to this Agreement shall be valid and binding only if in writing and signed by duly authorized representatives of the parties.

17.     Waiver

No provision of this Agreement can be waived except in writing and only when signed by a duly authorized representative of the party waiving compliance. Except as specifically provided for herein, the waiver from time to time by either party of any of its rights or its failure to exercise any remedy shall not operate or be construed as a continuing waiver of same or of any other of such party’s rights or remedies provided in this Agreement. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

18.     Counterparts

This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

VIREXX MEDICAL CORP.	PROTEIN SCIENCES CORPORATION

By: ____________________________	By: ____________________________
Tony Noujaim	Manon M.J. Cox
Chief Executive Officer	Chief Operating Officer

EXHIBIT A

Process Development and cGMP Production Hepatitis B Chimigen™ Protein
Executive Summary:
ViRexx Medical Corp. plans to initiate a Phase l Clinical trial of its Hepatitis B Chimigen Program. The following proposal outlines the steps Protein Sciences intends to define fermentation and a scalable purification process, and production of Hepatitis B Chimigen Protein CS12 produced with Protein Sciences’expresSF+ insect cells at our facilities in Meriden, CT. The work, estimated time-frame and associated costs to produce the CS12 product will be conducted in two phases as outlined below:

Phase I: Process Development	Estimated Time-Frame	Cost
Project Milestones	15-18 Weeks Total	$200,000
Project Initiation	-	$65,000
Fermentation Optimization	4-6 Weeks	$25,000
Purification Process Transfer, Cell Culture Support, Replication of Production Process (3 X 2 L), QC Testing:	6-8 Weeks	$40,000
Scale-up (10 L) fermentations & purification of up to 50 mg GLP protein, product vialing for preclinical toxicology, QC testing	4-6 Weeks	$45,000
Finalize SOPs of Defined Process	4 Weeks	$25,000

The second phase of the project can be conducted at either cGMP or GLP conditions as outlined below:

Phase II Option 1: cGMP Production
Purified Recombinant CS12 Chimigen Yield	Quantity To Be Delivered*			Estimated Time-Frame
	500 mg	750 mg	1000 mg
>6.5 mg/L	$360,000	$450,000	$540,000	6 - 8 Weeks
4 - 6.5 mg/L	$540,000	$675,000	$780,000	9 -12 Weeks
Fill & Finish of Final Product & Testing (cGMP)		3-4 Weeks	$110,000
Costs include: Cell & Virus Scale-up, Fermentations, Purification of Bulk Protein, PSC Internal QC Testing, and Regulatory Support. *Cost to include a 20% overage to be produced for QC Testing

Phase II Option 2: GLP Production
Purified Recombinant CS12 Chimigen Yield	Quantity To Be Delivered*	Quantity To Be Delivered*	Quantity To Be Delivered*	Estimated Time-Frame
	500 mg	750 mg	1000 mg
>6.5 mg/L	$250,000	$315,000	$370,000	6 - 8 Weeks
4 - 6.5 mg/L	$395,000	$475,000	$540,000	9 -12 Weeks
Fill & Finish of Final Product & Testing (cGMP)		3-4 Weeks	$110,000
Costs include: Cell & Virus Scale-up, Fermentations, Purification of Bulk Protein, PSC Internal QC Testing, and Regulatory Support. *Cost to include a 20% overage to be produced for QC Testing

The proposal outlines defined milestones for Phase I in preparation of large scale GLP or GMP production. As Phase I approaches completion, the availability of Protein Sciences’ GMP facility will be determined. SOPs for the production of CS12 Chimigen will be prepared and, depending upon GMP manufacturing availability, the product will be made with the defined process under GMP or GLP conditions.
The total cost for the proposal will be determined from the product yield established in Phase I and whether or not manufacturing will be conducted under GLP or GMP conditions. If product yield is less than 4 mg/L then a revised costing for production will be provided to ViRexx based upon the average yields obtained from the reproducibility experiments from Phase I.

The cost for Phase I (Process Development) is $200,000. There is an up-front payment of $65,000 to be paid upon signing the Agreement. The rest of the money will be paid upon completion of defined milestones as outlined in the Phase I table in the Executive Summary, above. Protein Sciences will allocate $50,000 of the initial payment to begin addressing quality concerns noted by ViRexx from their audit of PSC facilities. This will help enable PSC to manufacture CS12 for future clinical trials. There is an additional payment of $50,000 due in January 06 to address the identified quality concerns. Payment of Phase II will consist of a 40% up-front payment with the remainder, less $50,000 due upon completion or delivery of product to ViRexx. A $25,000 milestone payment will be made upon completion of a CMC for regulatory filing and a final payment of $25,000 for acceptance of the CMC by the Canadian Health Protection Branch. This cost does not include outsourcing of specified QC testing, Protein Sciences will invoice ViRexx separately for this testing.

Phase I: Fermentation and Purification Process Development

This project will consist of the optimization of fermentation conditions and the transfer and possible refinement of a purification process for CS12 found in the expresSF+ cell supernatant. The finalized protocols will be employed for the production of product for clinical trials.

1.
Optimization of conditions for target protein expression. Protein Sciences will conduct a matrix experiment at 0.5 L scale to identify initial conditions for larger scale fermentation and production of the CS12 Chimigen protein. Parameters to be examined include the multiplicity of infection, and harvest time post-infection at 28°C (Table 1). This experiment will be conducted twice to confirm results. Subsequent experiments are designed to address the effect of temperature and protease inhibitor addition prior to harvest. Once the MOI and time conditions for the 28°C have been established, a 72-hour temperature time-course comparison of CS12 expression will be conducted at 2-L scale to determine if higher yield/quality of the CS12 construct is attainable. Infections will be monitored for viable cell density and cell size as in-process parameters to be correlated with recombinant protein yield and quality.

Table 1. Optimization of CS12 Construct Fermentation Conditions.

Infection Conditions	Time Post-Infection (hours)
MOI/28°C	24	36	48	72
0.1	X	X	X	X
1	X	X	X	X
5	X	X	X	X

25 vs. 28°C	24	36	48	72
MOI from Above	X	X	X	X

Protease Inhibitor Addition	Fermentation Conditions Determined From Matrix
- Leupeptin	X
+ Leupeptin Time-Point 1	X
+ Leupeptin Time-Point 2	X

These experiments will likely provide material for initial purification experiments and the conditions identified will be used to produce additional 2- to 10-L scale runs to finalize the purification process. Protein Sciences will analyze expression of the recombinant protein using SDS-PAGE and Western Blotting or via ELISA methodology transferred by ViRexx.

Following determination of optimal harvest-time conditions at for maximal protein expression, the affect on the addition of the protease inhibitor Leupeptin will be evaluated to assess improvement of recombinant protein yield as determined by western blot analysis or ELISA analysis (Table 1). The comparison will be conducted at the identified top two optimal conditions with leupeptin added to the fermentation 24-hours prior to harvest.

2.	Transfer of CS12 Chimigen Purification Process

Based upon the completed Phase I feasibility studies with the CS12 construct, the CS12 protein produced by our expresSF+ cells will be purified from the supernatant of serum free media with the outlined process provided by ViRexx (Table 2).

Table 2. CS12 Purification Strategy to be Transferred

Transfer of Purification Protocol for CS12 Construct(s)
Step 1.	Cation Exchange S-Column or Hydrophobic Exchange Phenyl-Column Capture of protein in culture supernatant, NaCl elution
Step 2.	Af Affinity (Ni-IMAC) Chromatography Imidizole Elution
Step 3.	To Be Determined

This process development work will be conducted with aliquots from 2-L scale fermentations, which, based on our experience, tend to be good predictors of larger scale fermentations. The purification strategy provided by ViRexx will be employed and assessed initially at 100 mL aliquots, scaled up to purification of 2-L of starting material. The 2-L scale purification will be replicated 3X on replicate fermentations. The process will then be evaluated at 10-L scale to demonstrate a 100-fold scalability.

3.	Reproducibility and QC Testing

Upon definition of a purification process, three replicate purification 2 L runs will undergo the following testing to outline QC specifications for CS12 Chimigen produced via this process. This quality testing will include:

Quality Test	Methodology
Identity	Western Blot (Non-Reducing, Anti-FC, Anti-His, Anti-S protein)
Protein Content	BCA
Purity	Reverse Phase HPLC and SDS-PAGE
Potency	Performed by ViRexx Pharmaceuticals
Endotoxin Level	Gel-Clot
Residual DNA Content	PCR
Host Cell Proteins	Western Blot

Based upon these results, the purification process may need to be adjusted to lower certain contaminants (i.e. DNA content).

If unforeseen challenges occur during the transfer of the process, alternative strategies may also be considered and attempted in consultation and negotiation with ViRexx. Additionally if the process development time-frame exceeds the allotted time-period and ViRexx wishes to continue development of the process a mutually agreed upon cost figure for the additional work be negotiated before continuation of the project.
An optional extension for consideration by ViRexx is the development of an ELISA methodology to monitor the efficiency (mass balance) of the purification. The proposed strategy of this ELISA methodology would be capture with an anti-S1/S2 polyclonal antibody and detection with an enzyme labeled anti-HIS antibody.

Deliverables ViRexx:

1.	CS12 Protein Standard
2.	Appropriate anti-sera for the identity testing via western blot or ELISA
3.	Protocols for purification and reverse phase HPLC
4.	Specify whether Phase II Production of CS12 will be GLP or GMP
5.	Specify desired amount of bulk material to be Produced

Deliverables Protein Sciences:

1.	Project report presenting fermentation optimization results and transfer of the purification process
2.	GLP Grade CS12 protein for animal safety and immunogenicity studies from the purification runs. Determination of process yields
3.	Generation of SOPs for a defined production process for CS12 Chimigen

Phase II: Production of CS12

1.	GLP/GMP Production of CS12 Chimigen

If production of CS12 is transferred to Protein Sciences’ manufacturing facility, Protein Sciences will perform either a 10- or 45-L shakedown production and purification run to demonstrate adequacy of the fermentation and purification process to manufacture the CS12 protein. Minor adjustments to the purification protocol may need to be implemented for efficient manufacturing. For either GLP or GMP production, 10-L and/or 45-L runs will be performed as needed to generate the required material.

expresSF+ cells will be maintained in Protein Sciences Serum Free Media (PSFM) by passing them three times weekly (Monday, Wednesday, and Friday) in 2-L spinner cultures or 3-L bioreactors. Viable and non-viable cells will be counted and the data recorded at each passage. Scale-up of cells in 3-L and 10-L bioreactors will include monitoring the cell density, viability, O2 level, and temperature.

Protein Sciences does possess Fill and Finish capability for liquid formulations. After generation of bulk cGMP material, ViRexx has the option of having Protein Sciences vial the product. The costs associated with this option are shown below.

Optional Phase II Project Extension	Estimated Time-Frame	Cost
Fill and Finish of purified CS12 and Placebo	1-2 Weeks	$100,000
QC Testing	2-4 Weeks	$10,000

Deliverables:

•	GLP/cGMP production of bulk CS12 Chimigen protein

Testing will include in-process testing for mycoplasma and adventitious agents on the unprocessed bulk harvests. The purified bulk material will be tested for protein concentration (BCA), product identity (Western Blot), product purity (densitometry), endotoxin (LAL test) and final product sterility. PSC will provide to ViRexx a complete list of all outsourced testing, with cost estimates, prior to the completion of Phase I.

•	Quality Control testing on Bulk protein to include:

Mycoplasma and Adventitious Agents of Bulk Harvest Material (outsourced)
Protein Content (BCA)
Identity (Western Blot)
Identity (Total Amino Acid Analysis & NH2 Terminus Sequence (outsourced)
Purity (Reverse Phase HPLC and SDS-PAGE)
Pyrogenicity/Endotoxin Level (USP - Gel Clot)
Residual DNA Content (PCR)
Host Cell Proteins (Western Blot)
Sterility (21CFR)
Potency (to be determined by ViRexx)

•	Fill & Finish - Vialing of Product for Clinical Trials

•	Quality Control testing of Final Product to include:

Vial Inspection
Identity (Western Blot)
Purity (SDS-PAGE)
Pyrogenicity/Endotoxin Level
Sterility
General Safety (Animal inoculation - Outsourced)
Potency/Product Content (to be determined ViRexx)

•	Regulatory document support for CTA/IND filing

Cost: The cost for this conduction of this work will be determined by the yield of the process defined in Phase I and whether or not the protein is manufactured under GLP or GMP conditions.

Signed by and Agreed

ViRexx Medical Corp.	Protein Sciences Corporation

signed “Irwin Griffith"	signed “Manon Cox”
Irwin Griffith	Manon Cox
Vice President - Immunotherapy	Chief Operating Officer
Date: 20 April 05	Date: April 22, 2005

Exhibit B

DOCKET	INVENTORS	TITLE	APPL# PUBL # PATENT #	DATE	STATUS
674506-2034	Smith, et al	Spodoptera Frugiperda Single Cell Suspension Cell Line in Serum-Free Media, Methods of Producing and Using	6,103,526	Filed October 8, 1998 Issued August 15, 2000	Issued
674506-2034.CA	Smith, et al	Spodoptera Frugiperda Single Cell Suspension Cell Line in Serum-Free Media, Methods of Producing and Using	2,346,497	Filed October 4, 1999	Pending
674506-2034.EP	Smith, et al	Spodoptera Frugiperda Single Cell Suspension Cell Line in Serum-Free Media, Methods of Producing and Using	99950093.7	Filed October 4, 1999 Published August 1, 2001	Pending
674506-2034.WO	Smith, et al	Spodoptera Frugiperda Single Cell Suspension Cell Line in Serum-Free Media, Methods of Producing and Using	US99/22862 WO 00/20561	Filed October 4, 1999 Published April 13, 2000	Pending
674501-2002.1	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	6,245,532	Filed October 8, 1998 Issued June 12, 2001	Issued
674501-2010	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	US95/06750 WO96/37624	Filed May 26, 1995 Published Nov. 28, 1996	Pending
674501-2010.1	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	EP 0833933	Filed May 26, 1995 Published April 8, 1998	Pending
674501-2010.10	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	8-535617	Filed May 26, 1995 Published October 24, 2000	Pending
674501-2010.13	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	288026	Filed May 26, 1995 Issued March 9, 2000	Issued
674501-2010.17	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	51185	Filed May 26, 1995 Granted Jan. 25, 2000	Issued

DOCKET	INVENTORS	TITLE	APPL# PUBL # PATENT #	DATE	STATUS
674501-2010.18	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	PV 1588-97S	Filed May 26, 1995	Pending
674501-2010.19	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	97126226	Filed May 26, 1995	Pending
674501-2010.1A	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	2076629.1	Filed May 26, 1995 Published January 15, 2003	Pending
674501-2010.2	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	712776	Filed May 26, 1995 Granted August 23, 2001	Issued
674501-2010.2A	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	733191	Filed February 18, 2000 Granted March 2, 2000	Issued
674501-2010.3	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	PI 9510590-5	Filed May 26, 1995	Pending
674501-2010.4	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	2,222,129	Filed May 26, 1995	Pending
674501-2010.5	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	1194005	Filed May 26, 1995 Published September 23, 1998	Pending
674501-2010.5A	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	98113210 1017711A	Filed May 26, 1995 Published November 26, 1999	Pending
674501-2010.6	Smith, et al	Method for Producing Influenza Hemagglutinin Multivalent Vaccines	PV 3738-97	Filed May 26, 1995	Pending

EXHIBIT "C"

DOCKET	INVENTORS	TITLE	APPL# PUBL # PATENT #	DATE	STATUS
17506-004001	George, et al	Chimeric Antigens for Eliciting an Immune Response	10/365,620 2004-0001853	13-Feb-2003 01-Jan-2004	Pending
17506-004W01	George, et al	Chimeric Antigens for Eliciting an Immune Response	IB2004/000373	14-Feb-2004	Pending
17506-006001	George, et al	Chimeric Antigens for breaking Host Tolerance to Foreign Antigens	10/913,171	5-Aug-2004	Pending
17506-006W01	George, et al	Chimeric Antigens for breaking Host Tolerance to Foreign Antigens	TBA -	6 Aug-2004	Pending
17506-006TW1	George, et al	Chimeric Antigens for breaking Host Tolerance to Foreign Antigens	93123603	6-Aug-2004	Pending
17506-007001	George, et al	Chimeric Antigens for Eliciting an Immune Response	10/912,969	5-Aug-2004	Pending